UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment __)*

TOMI Environmental Solutions, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

890023 10 4
(CUSIP Number)

Halden S. Shane

TOMI Environmental Solutions, Inc.

9454 Wilshire Blvd.

Beverly Hills, CA 90212

Tel. No.: (800) 525-1698

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Harold W. Paul, Esq.

Harold W. Paul, LLC

PO Box 33812

Santa Fe, NM 87594

March 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890023 10 4

(1) Names of reporting persons.

Mark Futrovsky

(2) Check the appropriate box if a member of a group (see instructions)

(a) [ ]        (b) [ ]

(3) SEC use only.

(4) Source of funds (see instructions).

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization.

United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 4,307,500

(8) Shared voting power: 2,190,000

(9) Sole dispositive power: 4,307,500

(10) Shared dispositive power: 2,190,000

(11) Aggregate amount beneficially owned by each reporting person.

4,307,500

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). [X]

Shares owned by Rolyn Companies in the amount of 2,190,000 are not included in my total reported holdings and I disclaim beneficial ownership of those shares. I have a minority interest in Rolyn Companies, and therefore, a minority interest in the shared voting and dispositive power of Rolyn's shares.

(13) Percent of class represented by amount in Row (11).

5.2%

(14) Type of reporting person (see instructions).

IN

2

Item 1. Security and Issuer.

This Schedule 13D relates to 4,307,500 shares of the Common Stock of the Issuer owned by Mr. Mark Futrovsky.

The Issuer’s principal executive offices are located at 9454 Wilshire Blvd., Beverly Hills, CA 90212.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Mark Futrovsky.

(b) Business Address:

5706 Frederick Avenue

Rockville, MD 20852

(c) Principal Occupation:

Rolyn Companies (remediation industry) 5706 Frederick Avenue, Rockville, MD 20852

(d) Mr. Futrovsky has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Mr. Futrovsky has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship/Jurisdiction of Organization:

United States

Item 3. Source and Amount of Funds or Other Consideration.

Personal funds for the purchase of common stock. The number of shares reported includes 3,000,000 presently exercisable common stock purchase warrants issued to me as consideration for either consulting services or related to an employment agreement.

3

Item 4. Purpose of Transaction.

Mr. Futrovsky acquired the securities for investment purposes. Depending on general market and economic conditions affecting the company and other relevant factors, Mr. Futrovsky may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Futrovsky does not have any immediate plan or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

4

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage

Mark Futrovsky	4,307,500 common shares (including presently exercisable warrants)	5.2%

(b) I share partial voting and dispositive power over 2,190,000 common shares of the issuer owned by Rolyn Companies over which I disclaim beneficial ownership. The three other individuals with shared voting and dispositive power of the Rolyn shares are Samuel Bergman, Ronald Bergman and Tribunal Two LLC (a Maryland LLC), each of whom have the same address as set forth in Item 2 above and are United States citizens.

(c) The Issuer granted me 1,000,000 presently exercisable common stock purchase warrants at $.30 per share on March 11, 2014 as part of a newly executed employment agreement with the Issuer. The employment agreement is being filed by the Issuer as an exhibit to its annual report on Form 10-K in the immediate future.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

[Signature Page Follows]

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2014

/s/ Mark Futrovsky
Mark Futrovsky

6